JEFFREY R. VETTER	March 5, 2018	EMAIL JVETTER@FENWICK.COM DIRECT DIAL (650) 335-7631

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Matthew Derby, Staff Attorney
Kathleen Collins, Accounting Branch Chief
Rebekah Lindsey, Staff Accountant

Re:	Zuora, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 31, 2018
CIK No. 0001423774

Ladies and Gentlemen:

We are submitting this letter on behalf of Zuora, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated February 21, 2018 regarding confidential draft no. 2 of the Company’s Draft Registration Statement (the “Draft Registration Statement”) on Form S-1 (CIK No. 0001423774) confidentially submitted to the Commission on January 31, 2018 (“Draft No. 2”). This letter is being submitted together with confidential draft no. 3 of the Draft Registration Statement (“Draft No. 3”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bolded italics. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and copies of Draft No. 3 in paper format, marked to show changes from Draft No. 2. In addition to revising the Draft No. 2 to address the comments raised by the Staff in its letter, the Company revised Draft No. 3 to update other disclosures.

Prospectus Summary, page 2

1.	We note your response to prior comment 1. Please explain further the following:

•

How you determined comparing the revenue growth of companies in the SEI to the S&P 500 is meaningful. In this regard, the S&P 500 includes companies that may not have a subscription-based business model similar to the companies included in the SEI.

U.S. Securities and Exchange Commission

March 5, 2018

•

How you determined the growth rates are meaningful as they do not appear to be calculated on the same basis. That is, the growth rate in the S&P metric is calculated on a per share basis while the SEI is not.

•

Considering that the S&P 500 metric is calculated based on sales and the SEI is not, please revise to explain in more detail the reasons why the SEI may be correlated to, but is not the same as, sales. Also, clarify what you mean by invoice volume.

The Company advises the Staff that it has updated its disclosures regarding the SEI on pages 3, 57, 94 and 95 of Draft No. 3 to remove comparisons to the S&P 500. The Company further advises the Staff that it has revised its disclosure on page 57 to clarify the definition of invoice volume.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Performance, page 65

2.	We note your response to prior comment 6. Please explain further why you believe that disclosure of backlog would not be material to an understanding of your business and could be misleading. Although backlog may change over time as the contract terms change, such disclosure may provide useful information about future revenue. Further, because you invoice your customers in a variety of installments, your deferred revenue may not represent the contract value of your non-cancellable agreements. Please disclose backlog from non-cancellable subscription fees in accordance with Item 101(c)(1)(viii) of Regulation S-K and, if necessary, explain how overage fees or contract renegotiations may impact this measure.

In response to the Staff’s comment, the Company has revised pages 84 and 85 of Draft No. 3 to disclose backlog from non-cancellable subscription contracts as of January 31, 2018. The Company further advises the Staff that for the reasons described in prior comment 6, the Company did not historically track this metric and providing this metric for dates prior to January 31, 2018 cannot be done without unreasonable efforts. Moreover, the Company believes that the inclusion of backlog as of January 31, 2016 and 2017 would not be meaningful to potential investors because it would not include backlog acquired in connection with the Company’s acquisition of Leeyo Software, Inc. in May 2017 and would therefore not be comparable to backlog as of January 31, 2018.

Key Operational and Financial Metrics

Recurring Profit Margin, page 68

3.	Please disclose why the adjustment for stock based compensation does not agree to the expense disclosed on page F-23.

U.S. Securities and Exchange Commission

March 5, 2018

The Company advises the Staff that the adjustment for stock-based compensation expense does not agree to the expense disclosed on page F-28 of Draft No. 3 because the recurring profit margin measure excludes professional services revenue and expenses associated with professional services revenue as well as sales and marketing expenses. Accordingly, the stock-based compensation expense associated with professional services revenue and sales and marketing expense, respectively, are included within the line items “cost of professional services” and “sales and marketing” in the reconciliation table. In response to the Staff’s comment, the Company has revised page 71 of Draft No. 3 to include clarifying footnotes to this effect.

Business

Overview, page 90

4.	We note your response to prior comment 9. To the extent you continue to present the total number of customers, please provide comparative data for each period presented.

In response to the Staff’s comment, the Company has revised pages 68 and 105 of Draft No. 3 to provide comparative data on the total number of customers for each period presented.

Consolidated Financial Statements of Zuora, Inc. and Subsidiaries

Note 1. Summary of Business and Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page F-7

5.	In your response to prior comment 11, you state that you were unable to identify a third party that sells elements of sufficient similarity to your own. Please reconcile that statement with your disclosure on page F-8 that for professional services, there are several third-party vendors that routinely contract directly with the customer and provides them these services on a stand-alone basis. In addition, please clarify what your role is when your products are sold and/or deployed by GSIs. Clarify whether the GSI performs the professional services or is the seller of the services that you provide.

The Company advises the Staff that its statement in response to prior comment number 11 that “[t]he Company was unable to identify a third party that sells elements of sufficient similarity to its own, and as such, it has historically concluded that it was not able to establish third-party evidence of fair value,” was meant to refer to subscription software specifically. The Company is not aware of any other third-party that produces a product substantially similar to the Company’s upon which it could reliably establish third-party value. Conversely, the statement that on page F-8 of Draft No. 3 is specifically referring to professional services sales only. This statement pertains to all third-party professional services providers, including global systems integrators (“GSIs”) and non-GSIs.

The Company also advises the Staff that its role can vary when its products are sold or deployed by a GSI. In some cases, the GSI may perform all or a portion of the professional services

U.S. Securities and Exchange Commission

March 5, 2018

on the overall project. Typically, the GSI partner drives the overall business transformation portion of the overall project, while the Company focuses on providing consulting expertise on its Zuora Billing solution or Zuora RevPro solution, although the structure of the overall project may vary in different engagements. When the Company performs a portion of the implementation it either contracts directly with the end customer or acts as a subcontractor to the GSI. No matter what the structure of the engagement is, the Company typically does not have sufficient visibility to the contract and pricing between the GSI and the end customer in order for the Company to reliably use this information to establish third-party evidence (“TPE”) for the professional services hours. Consequently, the Company has concluded that there are no reliable data points to support TPE to value its professional services hours.

***

U.S. Securities and Exchange Commission

March 5, 2018

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631, or, in his absence, Ran D. Ben-Tzur, Esq. at (650) 335-7613.

Sincerely yours,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:	Tien Tzuo, Chairman and Chief Executive Officer
Tyler Sloat, Chief Financial Officer
Jennifer Pileggi, General Counsel
Zuora, Inc.

Gordon K. Davidson
Ran D. Ben-Tzur
Fenwick & West LLP

Robert G. Day
Andrew D. Hoffman
Wilson Sonsini Goodrich & Rosati, P.C.